UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                              (Amendment No. ____)*


                       Integrated Living Communities, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   45813N 10 1
                                 (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages

----------------------                                      --------------------
CUSIP No. 45813N 10 1                 13G                      Page 2 of 9 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Integrated Health Services, Inc.
         23-2428312
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                                                       (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware corporation

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                5      SOLE VOTING POWER
         NUMBER OF
          SHARES                           2,497,900
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY               6      SHARED VOTING POWER
           EACH
         REPORTING                         0
          PERSON            ----------------------------------------------------
           WITH                 7      SOLE DISPOSITIVE POWER

                                          2,497,900

                            ----------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,497,900 Shares
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [_]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  (SEE INSTRUCTIONS)

               37.3
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

               CO
--------------------------------------------------------------------------------

                                Page 2 of 9 Pages

----------------------                                   -----------------------
CUSIP No. 45813N 10 1                    13G               Page 3 of 9 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert N. Elkins
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                                                      (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States citizen

--------------------------------------------------------------------------------
                                5      SOLE VOTING POWER
         NUMBER OF
          SHARES                           0
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY               6      SHARED VOTING POWER
           EACH
         REPORTING                         0*
          PERSON
           WITH                        * May  be  deemed  to  share  voting  and
                                       dispositive   power  over  the  2,497,900
                                       shares   held   by   Integrated    Health
                                       Services,  Inc.  ("IHS") by reason of his
                                       being   Chairman   and  Chief   Executive
                                       Officer  of  IHS.  Mr.  Elkins  disclaims
                                       beneficial ownership of these shares.
                            ---------------------------------------------------
                                7      SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                           0*

                                       * May  be  deemed  to  share  voting  and
                                       dispositive   power  over  the  2,497,900
                                       shares   held   by   Integrated    Health
                                       Services,  Inc.  ("IHS") by reason of his
                                       being   Chairman   and  Chief   Executive
                                       Officer  of  IHS.  Mr.  Elkins  disclaims
                                       beneficial ownership of these shares.
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         |_|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  (SEE INSTRUCTIONS)

               0
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

               IN
-------------------------------------------------------------------------------



                                Page 3 of 9 Pages

Item 1(a)                  Name of Issuer:
                           ---------------

                           Integrated Living Communities, Inc. (the "Company")

Item 1(b)                  Address of Issuer's Principal Executive Offices:
                           ------------------------------------------------

                           Bernwood Centre
                           24850 Old 41 Road, Suite 10
                           Bonita Springs, Florida  34135

Item 2(a)                  Name of Person Filing:
                           ---------------------

                           This   Statement  is  filed  by   Integrated   Health
                           Services, Inc. (the "Reporting Person").

                           Robert N. Elkins is the Chairman and Chief Executive Officer of the Reporting Person and Chairman of the Board of Directors of the Company. See attached Exhibit A.

Item 2(b)                  Address of Principal Business Office, or
                           if none, Residence:
                           ----------------------------------------

                           The address of the principal business office of the Reporting Person is 10065 Red Run Boulevard, Owings Mills, Maryland
                           21117.

                           The address of the principal business office of Mr. Elkins is 8889 Pelican Bay Boulevard, Naples, Florida 34108.

Item 2(c)                  Citizenship:
                           -----------

                           The Reporting Person is a Delaware corporation.

                           Mr. Elkins is a United States citizen.

Item 2(d)                  Title of Class of Securities:
                           -----------------------------

                           Common  Stock,  $.01 par  value  per  share  ("Common
                           Stock")

Item 2(e)                  CUSIP Number:
                           ------------

                           45813N 10 1

Item 3                     Description of Person Filing:
                           ----------------------------

                           Not applicable.


                                Page 4 of 9 Pages

Item 4            Ownership:
                  ---------

                           The following information with respect to ownership of Common Stock of the Company by the Reporting Person and Mr. Elkins is provided as of December 31, 1996, the last day of the year covered by this Statement.

                           (a)      Amount beneficially owned:
                                    -------------------------

                                    See Row 9 of the cover pages. Amount for Mr.
                                    Elkins does not include  options to purchase
                                    235,000  shares of Common Stock which become
                                    exercisable    in   three    equal    annual
                                    installments  on June  10,  1997,  1998  and
                                    1999,     or    earlier     under    certain
                                    circumstances.

                           (b)      Percent of Class:
                                    ----------------

                                    See Row 11 of the cover pages.

                           (c)      Number  of shares  as to which  such  person
                                    has:
                                    --------------------------------------------

                                    (i)     Sole  power to vote or to direct the
                                            vote:
                                            ------------------------------------

                                            See Row 5 of the cover pages. Amount
                                            for  Mr.  Elkins  does  not  include
                                            options to purchase  235,000  shares
                                            of   Common   Stock   which   become
                                            exercisable  in three  equal  annual
                                            installments  on June 10, 1997, 1998
                                            and 1999,  or earlier  under certain
                                            circumstances.

                                    (ii)    Shared  power  to vote or to  direct
                                            the vote:
                                            ------------------------------------

                                            See Row 6 of the cover pages.

                                    (iii)   Sole  power to dispose or direct the
                                            disposition of:
                                            ------------------------------------

                                            See Row 7 of the cover pages. Amount
                                            for  Mr.  Elkins  does  not  include
                                            options to purchase  235,000  shares
                                            of   Common   Stock   which   become
                                            exercisable  in three  equal  annual
                                            installments  on June 10, 1997, 1998
                                            and 1999,  or earlier  under certain
                                            circumstances.

                                    (iv)    Shared  power to  dispose  or direct
                                            the disposition of:
                                            ------------------------------------

                                            See Row 8 of the cover pages.



                                Page 5 of 9 Pages

Item 5            Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------

                  If this  Statement  is being  filed to report the fact
                  that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five
                  percent  of  the  class  of   securities,   check  the
                  following:                                               |_|

Item 6            Ownership  of More  than  Five  Percent  on  Behalf of
                  Another Person:
                  ------------------------------------------------------

                  To the best knowledge of the Reporting Person and Mr. Elkins, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                  ------------------------------------------------------

                  Not applicable.

Item 8            Identification and Classification of Members:
                  --------------------------------------------

                  Not applicable.

Item 9            Notice of Dissolution of Group:
                  ------------------------------

                  Not applicable.

Item 10           Certification:
                  -------------

                  Not applicable.




                            Page 6 of 9 Pages

                                SIGNATURE
                                ---------



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997


                                   INTEGRATED HEALTH SERVICES, INC.


                                    /s/ Robert N. Elkins
                                   ------------------------------------
                                   Name: Robert N. Elkins
                                   Title: Chairman and Chief Executive Officer



                            Page 7 of 9 Pages

                                SIGNATURE
                                ---------



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997



                                             /s/ Robert N. Elkins
                                            ------------------------------------
                                            Robert N. Elkins



                            Page 8 of 9 Pages

                                                                       Exhibit A
                                                                       ---------

                   SCHEDULE 13G--TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(f)(1)


         The undersigned persons on this 13th day of February, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with the beneficial ownership of the common stock of Integrated Living Communities, Inc. at December 31, 1996.

                                   INTEGRATED HEALTH SERVICES, INC.


                                    /s/ Robert N. Elkins
                                   ------------------------------------
                                   Name: Robert N. Elkins
                                   Title: Chairman and Chief Executive Officer


                                    /s/ Robert N. Elkins
                                    ------------------------------------
                                    Robert N. Elkins


                                Page 9 of 9 Pages